Mail Stop 04-09


January 12, 2006


Mr. Douglas G. Scrivner, General Counsel and Secretary
Accenture Ltd
Canon`s Court
22 Victoria Street
Hamilton HM 12 Bermuda

RE:	Accenture SCA
            File No.  0-49713
	Form 10-K for the year ended August 31, 2005
	Form 10-Q for the quarter ended November 30, 2005
            Your letter dated November 30, 2005

Dear Mr. Scrivner:

      We have reviewed the above referenced documents and have the following comments. We have limited our review to only the issues addressed in our prior comments and the issues addressed below. As such, all persons who are responsible for the adequacy and accuracy of the disclosure are urged to be certain that they have included all information required pursuant to the Securities Exchange Act of 1934.
In our comments, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects.
We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K

Note 1 - Summary of Significant Accounting Policies

Revenue Recognition, page F-11
1. We note your response to our previous comment no. 5.  We also note
your disclosures on page 27 where you indicate that aggregate losses
on the NHS Contracts for fiscal 2005 were $140 million.  On page
F-11
you indicate that the losses recognized during each of the three years ended August 31, 2005 were insignificant. Did the Company record the $140 million loss on the NHS contract? If so, how did you determine this loss was insignificant considering it represented over
6% of the Company`s pre-tax income? You also state that losses on contracts are recognized during the period in which the loss first becomes probable and reasonably estimable. Please reconcile this statement to the disclosures on page 27 where you indicate "we continue to expect contract losses for fiscal 2006..."
2. Your disclosures on page 17 in the February 28, 2005 Form 10-Q with regards to the NHS contracts indicated "We are continuing to work with the NHS to agree to alternative deployment plans and to consider different financing arrangements. Under our contracts with the NHS our ability to bill and collect the unbilled services we are
carrying is subject to our ability to agree with our client on alternative deployment plans and to successful deployment." Tell us the status of these alternative deployment plans at August 31,
2005
and November 30, 2005. Tell us how you determined the adequacy of capitalizing the costs associated with the "client financing" arrangements considering it appears that your ability to recover these costs are contingent upon the Company achieving certain performance targets, which to date have been at risk. Provide the specific accounting guidance that supports your conclusions for capitalizing these costs as client financings.

Note 2 - Restructuring and Organization Costs (Benefits), page F-
19
3. We have read and considered your response to comment no. 6. With regards to your response, please explain the following:
* We note that with the help of external advisors, the Company identified those partners for whom local tax advice indicated that it was probable the reorganization transaction would result in an immediate or disproportionate tax liability. If you made the determination that the transaction was taxable to those partners, then why did they not pay the tax liability at that time and have the
Company reimburse them from the amounts accrued? We note that the Company did not take into account the risk of audit or detection by the taxing authorities when estimating the probability of the liability. However, we do not understand why the Company (or its partner) would wait until they were audited to pay the taxes or wait until the statute of limitations ran out to reduce the accrued liability, especially considering you already determined that it was probable such amounts were due. Please explain.
* We note that "Accenture management communicated to its partners that if a partner reported for tax purposes the reorganization transactions in a satisfactory manner, the Company would provide a legal defense to that partner if his or her reporting position was challenged by the relevant tax authority." Please explain to us in detail what you mean by reporting the reorganization transaction "in a satisfactory manner", and how you considered it in determining whether the partners` tax position would not be sustained on audit.
* Also, as previously requested, provide a breakdown of the liability by tax jurisdiction.

      Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please file your response on EDGAR. If you have any questions, you may contact
Jorge
L. Bonilla at (202) 551-3414 or me at (202) 551-3499.


Sincerely,



Kathleen A. Collins

Branch Chief


Accenture SCA
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